UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

+65 91821823

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Attached as Exhibit 99.1 is the registrant’s press release of August 28, 2025, entitled, “NETCLASS TECHNOLOGY INC Announces Headquarters Relocation to Singapore and Planned Acquisition of Vietnam-based LBC International Company Limited.”

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - NETCLASS TECHNOLOGY INC Announces Headquarters Relocation to Singapore and Planned Acquisition of Vietnam-based LBC International Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: August 28, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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